AGREEMENT RELATING TO THE INDIRECT ACQUISITION OF LONGVIEW
THIS AGREEMENT is made the 4th day of December, 2007
B E T W E E N:
Brookfield Infrastructure Corporation, a corporation existing under the laws of the State of Delaware
(hereinafter called “BIC”)
- and -
Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario
(hereinafter called “BAM”)
RECITALS:
A.	Pursuant to agreements (collectively, the “Initial Agreement”) between Brascan (US) Corporation and BIC and Brookfield Longview Holdings LLC dated as of November 20, 2007, BIC will acquire common stock and an interest in the indebtedness of Longview Timber Holdings Corp., which together represent a 30% (the “Initial Percentage”) interest in Longview Timber Holdings Corp. as of the date hereof; and

B.	In the event that BAM contributes, directly or indirectly, all or a portion of its interest in Longview Timber Holdings Corp. that is not transferred pursuant to the Initial Agreement (the “Remaining Longview Interest”) to the Timberlands Partnership (as defined below), BIC intends to participate in the Timberlands Partnership and thereby indirectly acquire a portion of the Remaining Longview Interest, as contemplated in the prospectus and registration statement of Brookfield Infrastructure Partners L.P. (“BIP”);
          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1. Interpretation
     1.1 Definitions
          In this Agreement, the following terms shall have the following meanings:

1.1.1 “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;
1.1.2 “Agreement” means this agreement as it may be amended or restated;
1.1.3 “BAM Group” has the meaning assigned thereto in the Master Services Agreement;
1.1.4 “BIP Group” has the meaning assigned thereto in the Master Services Agreement;
1.1.5 “Control” means the control of one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the General Partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which more than 50% of the votes permitted to be cast in the election of directors to the board of directors (or its equivalent) of B or A is the General Partner of B, a limited partnership, then in each case A Controls B for this purpose;
1.1.6 “Effective Date” means the date of the distribution by BAM of its interests in BIP to the shareholders of BAM;
1.1.7 “Infrastructure Partnership” means Brookfield Infrastructure L.P.;
1.1.8 “Master Services Agreement” means the master management and administration agreement dated as of the Effective Date among BAM, BIP, the Infrastructure Partnership and others;
1.1.9 “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.10 “Relationship Agreement” means the relationship agreement dated as of the Effective Date among BAM, BIP, the Infrastructure Partnership and others; and
1.1.11 “Timberlands Partnership” means a timberlands focused partnership or other acquisition vehicle or vehicles that would provide for the limited liability of the investors or a series of contractual arrangements to be formed with BIC, on the one hand, and institutional investors, on the other hand, to pursue the acquisition of timberlands and timberlands related investments.
     1.2 Headings
          The inclusion of headings in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.
     1.3 Gender and Number
          In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.
     1.4 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.
     1.5 Currency
          Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States dollars.

     1.6 Waiver, Amendment
          Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
     1.7 Governing Law
          This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
2. Commitment to Timberlands Partnership
2.1 Subject to the terms and conditions of this Agreement, in the event that BAM, directly or indirectly, agrees to contribute or transfer all or a portion of the Remaining Longview Interest to the Timberlands Partnership, BIC will make a capital commitment of up to $600 million to the Timberlands Partnership (the “Commitment”).
2.2 The exact amount of the Commitment shall be determined upon the formation of the Timberlands Partnership and shall in any event be no less than $400 million and, subject to Section 2.1, may be increased to an amount that is equal to 30% of the aggregate commitments to the Timberlands Partnership.
2.3 BAM will use reasonable commercial efforts to ensure that the structure of the investment into the Timberlands Partnership shall contain typical provisions for partnerships of this type including the establishment of parallel investment vehicles and alternative investment vehicles where appropriate and flexibility for other members of the BIP Group to provide the capital necessary to fulfill the Commitment.
3. Conditions in Favour of BIC
3.1 BIC’s obligations under Section 1.2 of this Agreement are subject to the satisfaction of the following conditions:

3.1.1 one or more institutional investors that are not Affiliates of, and are otherwise acting at arm’s length from, BAM and BIC shall have entered into binding agreements to participate in, and to make capital commitments of an aggregate amount of at least $400 million to, Timberlands Partnership on terms and conditions that are no more favorable to the investors than the terms and conditions of BIC’s Commitment to and participation in Timberlands Partnership;
3.1.2 the purchase price payable to BAM by Timberlands Partnership for the Remaining Longview Interest shall be equal to an amount that is no greater than the appraised value (the “Appraised Value”) of the timberlands, and other real estate held by Longview Timber Holdings Corp. plus working capital, less long term debt, at the time of the completion of the acquisition of the Remaining Longview Interest multiplied by one minus the Initial Percentage;
3.1.3 BIC shall be able to satisfy its commitment pursuant to Section 1.2 with financing that is sufficient and suitable (including with respect to the composition of equity versus debt) to maintain an appropriate liquidity position for BIC and the Infrastructure Partnership following any contribution being made by BIC pursuant to this commitment; and
3.1.4 the completion of the acquisition of the Remaining Longview Interest by Timberlands Partnership shall be completed within 18 months from the Effective Date.
4. Conditions in Favour of BIC and BAM
          The obligations of each of BIC and BAM to complete the transactions contemplated by this Agreement are subject to all applicable board approvals being obtained (including approval by the board of directors of the general partner of the Infrastructure Partnership) and the appropriate entities entering into (a) a definitive agreement (the “Partnership Agreement”) with respect to the formation of Timberlands Partnership and (b) a definitive agreement (the “Acquisition Agreement”) with respect to the acquisition of the Remaining Longview Interest by Timberlands Partnership, as described more fully below.
4.1 The Partnership Agreement will contain the covenants, indemnifications and other provisions which are customarily found in agreements of this nature, including the following:

4.1.1 Investment Objective: Timberlands Partnership will invest in timberlands and timberlands related assets and operations.
4.1.2 Management: The general partner, managing partner, managing member or similar Person that has the ability to manage and direct the affairs of the Timberlands Partnership shall be a member of the BAM Group and shall, if requested, acknowledge that it is subject to the Relationship Agreement.
4.1.3 Commitment Period: Provisions in the Partnership Agreement with respect to the commitment period and any early termination of the commitment period will be consistent with market practice, provided that BIC will be released from any obligation with respect to unfunded commitments if the acquisition by Timberlands Partnership of the Remaining Longview Interest is not completed within 18 months from the Effective Date.
4.1.4 Management Fees and Carried Interest: The Timberlands Partnership will be obligated, pursuant to the terms of the Partnership Agreement or any other management or services agreement contemplated by the Partnership Agreement, to pay management fees for services rendered to the Timberlands Partnership or any carried interest or similar fees to a Person, which may be an Affiliate of BAM or BIC, provided that (i) any such management fees, carried interest or similar fees are on terms substantially consistent with market practice; (ii) BIC’s proportionate share of such fees is no greater than any other investor’s in Timberlands Partnership; and (iii) such fees are subject to the netting provisions contained in the Master Services Agreement and the Agreement of Limited Partnership, as amended and restated from time to time, of the Infrastructure Partnership.
4.2 The Acquisition Agreement will contain the representations and warranties described below and other provisions such as covenants and indemnification that are acceptable to the parties and are customarily found in agreements of this nature, including the following:
4.2.1 Purchase Price: The purchase price for the Remaining Longview Interest will be as provided for under Section 3.1.2.

4.2.2 Representations and warranties. The Acquisition Agreement will contain representations and warranties concerning (i) organization and good standing, (ii) the authorization, execution, delivery and enforceability of the agreement and all agreements executed in connection therewith, and (iii) title to the securities or assets being transferred to Timberlands Partnership.
4.2.3 Conditions to Closing. The completion of the closing of the acquisition of the Remaining Longview Interest will be subject to, inter alia, the satisfaction or waiver by the parties of the following conditions:
4.2.3.1 all consents and regulatory approvals having been obtained and documentation entered into with respect to the transactions contemplated hereby and thereby; and
4.2.3.2 there not having been threatened, instituted or pending any action or proceeding by any governmental entity, or by any other person in any jurisdiction before any governmental entity, challenging or seeking to make illegal, or delay or otherwise directly or indirectly restrain or prohibit the closing of the acquisition of the Remaining Longview Interest.
5. Appraisal
          The Appraised Value will be determined by one or more appraisers that are not Affiliates of, and are otherwise acting at arm’s length from, BAM and BIC and are qualified to appraise the timberlands, and, if applicable, real estate that has a higher and better use and working capital held by Longview Timber Holdings Corp., as applicable, in the case of each appraiser.
6. Further Assurances
          Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7. Successors and Assigns
          No party may assign its right or benefits under this Agreement without the prior written consent of the other party hereto. This provisions of this Agreement shall enure to the benefit of and be binding on the parties to this Agreement and their respective successors and assigns.
8. Counterparts
          This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.
[NEXT PAGE IS SIGNATURE PAGE]

     IN WITNESS WHEREOF the parties hereto have executed this agreement.

BROOKFIELD INFRASTRUCTURE CORPORATION
By:
	Name:	Christopher Parker
	Title:	Treasurer

BROOKFIELD ASSET MANAGEMENT INC.
By:
	Name:	Alan Dean
	Title:	Senior Vice President and Secretary